COGENT COMMUNICATIONS GROUP, INC.
1015 31st Street, N.W.
Washington, D.C. 20007

April 1, 2004

Barbara C. Jacobs
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Withdrawal of the Registration Statement of Cogent Communications Group, Inc. (the "Company") on Form S-1 filed October 23, 2003, File Number (333-109934) (the "Registration Statement").

Dear Ms. Jacobs:

        Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having the power of attorney under the Registration Statement, hereby requests the withdrawal of the Registration Statement and all exhibits thereto from the Commission's consideration. The Registration Statement, which was never declared effective by the Commission, related to the proposed registration of the issuance of shares of the Company's common stock as payment-in-kind of the interest on certain convertible notes (the "Notes") issued by the Company's subsidiary, Allied Riser Communications Corporation. Because the Company ultimately paid the interest on the Notes in cash and currently intends to make future interest payments in cash, the Company has decided withdraw the Registration Statement. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors. No securities were sold under the Registration Statement.

COGENT COMMUNICATIONS GROUP, INC.
By:	/s/ DAVID SCHAEFFER
Name: David Schaeffer Title: Chief Executive Officer